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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the Third Quarter ended September 30, 2011

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Revenues and Other Income
Operating revenues, net of royalties (note 6)	10 494	7 717	29 260	23 021
Other income	184	(45)	393	243

	10 678	7 672	29 653	23 264

Expenses
Purchases of crude oil and products	5 287	3 475	14 178	10 842
Operating, selling and general (note 8)	1 814	1 921	6 039	5 651
Transportation	182	178	525	513
Depreciation, depletion, amortization and impairment (note 7)	834	947	2 929	2 825
Exploration	17	79	106	177
Loss (gain) on disposal of assets	(57)	(562)	134	(979)
Project start-up costs	59	21	142	48
Financing expenses (income) (note 10)	609	(90)	580	315

	8 745	5 969	24 633	19 392

Earnings Before Income Taxes	1 933	1 703	5 020	3 872

Provisions for Income Taxes(note 14)
Current	239	301	821	799
Deferred	407	178	1 322	530

	646	479	2 143	1 329

Net Earnings	1 287	1 224	2 877	2 543

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	157	159	198	(216)
Foreign currency translation adjustment relating to assets held for sale	—	58	—	(7)
Foreign currency translation reclassified to net earnings	—	(5)	14	(4)
Cash flow hedges reclassified to net earnings	—	(1)	—	(1)
Actuarial loss on employee retirement benefit plans, net of income taxes of $71 (2010 – $20) and $81 (2010 – $94) for the three and nine months ended September 30, respectively	(210)	(59)	(236)	(276)

Other Comprehensive Income (Loss)	(53)	152	(24)	(504)

Total Comprehensive Income	1 234	1 376	2 853	2 039

Net Earnings per Common Share (dollars) (note 11)
Basic	0.82	0.78	1.83	1.63
Diluted	0.76	0.78	1.75	1.59

Cash dividends	0.11	0.10	0.32	0.30

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 052    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	September 30 2011	December 31 2010

Assets
Current assets
Cash and cash equivalents	3 287	1 077
Accounts receivable	5 710	5 253
Inventories	3 554	3 141
Income taxes receivable	685	734
Assets held for sale (note 12)	—	762

Total current assets	13 236	10 967
Property, plant and equipment, net	50 554	49 958
Exploration and evaluation	4 396	3 961
Other assets	296	230
Goodwill and other intangible assets (note 13)	3 139	3 422
Deferred income taxes	60	69

Total assets	71 681	68 607

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	779	1 984
Current portion of long-term debt	11	518
Accounts payable and accrued liabilities	7 293	6 524
Current portion of provisions	503	527
Income taxes payable	1 050	929
Liabilities associated with assets held for sale (note 12)	—	586

Total current liabilities	9 636	11 068
Long-term debt	10 175	9 829
Other long-term liabilities	2 183	2 103
Provisions	2 659	2 504
Deferred income taxes	9 415	7 911
Shareholders' equity	37 613	35 192

Total liabilities and shareholders' equity	71 681	68 607

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    053

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Operating Activities
Net earnings	1 287	1 224	2 877	2 543
Adjustments for:
Depreciation, depletion, amortization and impairment	834	947	2 929	2 825
Deferred income taxes	407	178	1 322	530
Accretion of liabilities	39	45	122	141
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	610	(252)	362	(136)
Change in fair value of derivative contracts	(15)	—	(91)	(253)
Loss (gain) on disposal of assets	(57)	(562)	134	(979)
Share-based compensation	(253)	101	(181)	7
Exploration	9	50	28	86
Other	(140)	(101)	(406)	(240)
Decrease (increase) in non-cash working capital	(304)	14	89	(782)

Cash flow provided by operating activities	2 417	1 644	7 185	3 742

Investing Activities
Capital and exploration expenditures	(1 519)	(1 472)	(5 036)	(4 126)
Acquisitions	—	—	(842)	—
Proceeds from disposal of assets	77	1 578	3 035	2 831
Other investments	(1)	(16)	1	(19)
Increase in non-cash working capital	(54)	(125)	(10)	(247)

Cash flow used in investing activities	(1 497)	(35)	(2 852)	(1 561)

Financing Activities
Net change in short-term debt	28	(868)	(1 205)	(876)
Net change in long-term debt	(4)	(450)	(14)	(796)
Repayment of long-term debt	(500)	—	(500)	—
Issuance of common shares under share option plans	22	12	207	47
Purchase of common shares for cancellation (note 9)	(141)	—	(141)	—
Dividends paid on common shares	(170)	(155)	(494)	(462)

Cash flow used in financing activities	(765)	(1 461)	(2 147)	(2 087)

Increase in Cash and Cash Equivalents	155	148	2 186	94
Effect of foreign exchange on cash and cash equivalents	35	(5)	24	(1)
Cash and cash equivalents at beginning of period	3 097	455	1 077	505

Cash and Cash Equivalents at End of Period	3 287	598	3 287	598

Supplementary Cash Flow Information
Interest paid	60	101	434	454
Income taxes paid	277	296	587	567

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 054    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At January 1, 2010	20 053	536	—	15	11 881	32 485	1 559 778

Net earnings	—	—	—	—	2 543	2 543	—
Foreign currency translation adjustment	—	—	(227)	—	—	(227)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(276)	(276)	—

Total comprehensive income	—	—	(227)	(1)	2 267	2 039	—
Dividends paid on common shares	—	—	—	—	(462)	(462)	—
Issued under share option plans	61	(16)	—	—	—	45	2 847
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	197
Share-based compensation expense	—	36	—	—	—	36	—

At September 30, 2010	20 120	556	(227)	14	13 680	34 143	1 562 822

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	2 877	2 877	—
Foreign currency translation adjustment	—	—	212	—	—	212	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(236)	(236)	—

Total comprehensive income	—	—	212	—	2 641	2 853	—
Dividends paid on common shares	—	—	—	—	(494)	(494)	—
Issued under share option plans	299	(53)	—	—	—	246	8 875
Issued under dividend reinvestment plan	10	—	—	—	(10)	—	275
Purchase of common shares for cancellation (note 9)	(65)	—	—	—	(76)	(141)	(4 962)
Liability for share purchase commitment (note 9)	(61)	—	—	—	(64)	(125)	—
Share-based compensation expense	—	81	—	—	—	81	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—

At September 30, 2011	20 371	536	(239)	14	16 931	37 613	1 569 677

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    055

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard 34 Interim Financial Reporting within Part 1 of the Canadian Institute of Chartered Accountants (CICA) Handbook. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010.

Effective January 1, 2011, the company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS 1 First-Time Adoption of International Financial Reporting Standards (IFRS 1) has been applied. In previous years, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative information has been restated from Previous GAAP to IFRS. The impact of the transition to IFRS on the company's previously reported financial statements for the three and nine months ended September 30, 2010 is presented in note 4. The impact on the company's previously reported financial statements for the year ended December 31, 2010, and the opening balance sheet at January 1, 2010, is disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at November 1, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the company's annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements, including the adjustments recognized on transition to IFRS.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency

These consolidated financial statements are presented in Canadian dollars (Cdn$), which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated interim financial statements for the three months ended March 31, 2011.

             Suncor Energy Inc.
 056    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board's (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2013. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements; clarifies the definition of fair value; and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant impacts as a result of these amendments.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20 Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. Retrospective application of this interpretation is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The company is currently assessing the impact of this interpretation.

4. FIRST-TIME ADOPTION OF IFRS

Effective January 1, 2011, the company began reporting under IFRS, and the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011 have been applied in preparing the financial statements for the three and nine month periods ended September 30, 2011 and 2010, for the year ended December 31, 2010, and in the preparation of the company's opening balance sheet at January 1, 2010 (Transition Date).

In previous years, the company prepared its consolidated financial statements in accordance with Previous GAAP. Reconciliations from Previous GAAP to IFRS for comparative periods are provided on the following pages.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    057

Reconciliation of Equity at September 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Assets
Current assets
Cash and cash equivalents	598	—	—	—	598
Accounts receivable	4 051	—	—	—	4 051
Inventories	3 100	—	—	—	3 100
Income taxes receivable	718	—	—	—	718
Deferred income taxes	359	—	(359)	—	—
Assets held for sale (9)	137	950	—	(21)	1 066

Total current assets	8 963	950	(359)	(21)	9 533
Property, plant and equipment, net (5)(7)(8)(9)(13)	54 853	—	(3 935)	(1 226)	49 692
Exploration and evaluation	—	—	3 935	—	3 935
Other assets	448	—	(225)	—	223
Goodwill	3 201	—	(3 201)	—	—
Goodwill and other intangible assets	—	—	3 426	—	3 426
Deferred income taxes	53	—	17	—	70
Assets of discontinued operations	950	(950)	—	—	—

Total assets	68 468	—	(342)	(1 247)	66 879

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	—	1 439	—	1 441
Current portion of long-term debt	518	—	—	—	518
Accounts payable and accrued liabilities (11)	6 416	—	828	101	7 345
Current portion of provisions	—	—	(828)	4	(824)
Income taxes payable	819	—	—	—	819
Deferred income taxes	22	—	(22)	—	—
Liabilities associated with assets held for sale (5)(6)(13)	55	581	—	6	642

Total current liabilities	7 832	581	1 417	111	9 941
Long-term debt (7)	11 534	—	(1 439)	142	10 237
Accrued liabilities and other	4 222	—	(4 222)	—	—
Other long-term liabilities (10)(11)	—	—	1 682	406	2 088
Provisions (5)(6)	—	—	2 540	246	2 786
Deferred income taxes (13)	8 571	—	(320)	(567)	7 684
Liabilities of discontinued operations	581	(581)	—	—	—
Shareholders' equity (5)(6)(7)(8)(9)(10)(11)(12)(13)	35 728	—	—	(1 585)	34 143

Total liabilities and shareholders' equity	68 468	—	(342)	(1 247)	66 879

See footnotes starting on page 61.

             Suncor Energy Inc.
 058    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Reconciliation of Comprehensive Income for the Three Months Ended September 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	8 114	227	(624)	—	7 717
Less: Royalties	(608)	(8)	616	—	—

Operating revenues, net of royalties	7 506	219	(8)	—	7 717
Other income	(42)	—	(3)	—	(45)

	7 464	219	(11)	—	7 672

Expenses
Purchases of crude oil and products	3 486	—	(11)	—	3 475
Operating, selling and general (7)(10)(11)	1 882	30	—	9	1 921
Transportation	165	13	—	—	178
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)	1 070	137	—	(260)	947
Accretion of asset retirement obligations	44	6	(50)	—	—
Exploration	67	12	—	—	79
Gain on disposal of assets (6)	(105)	(440)	—	(17)	(562)
Project start-up costs	21	—	—	—	21
Financing expenses (income) (5)(7)	(142)	3	50	(1)	(90)

	6 488	(239)	(11)	(269)	5 969

Earnings Before Income Taxes	976	458	—	269	1 703

Provisions for Income Taxes
Current	275	26	—	—	301
Deferred (13)	92	19	—	67	178

	367	45	—	67	479

Net Earnings from Continuing Operations	609	413	—	202	1 224
Net Earnings from Discontinued Operations	413	(413)	—	—	—

Net Earnings	1 022	—	—	202	1 224

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	174	—	(15)	—	159
Foreign currency translation adjustment relating to assets held for sale (6)	44	—	15	(1)	58
Foreign currency translation reclassified to net earnings (6)	(6)	—	—	1	(5)
Cash flow hedges reclassified to net earnings	(1)	—	—	—	(1)
Actuarial loss on employee retirement benefit plans (10)(13)	—	—	—	(59)	(59)

Other Comprehensive Income (Loss)	211	—	—	(59)	152

Total Comprehensive Income	1 233	—	—	143	1 376

See footnotes starting on page 61.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    059

Reconciliation of Comprehensive Income for the Nine Months Ended September 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	23 963	823	(1 765)	—	23 021
Less: Royalties	(1 586)	(41)	1 627	—	—

Operating revenues, net of royalties	22 377	782	(138)	—	23 021
Other income	123	—	120	—	243

	22 500	782	(18)	—	23 264

Expenses
Purchases of crude oil and products	10 860	—	(18)	—	10 842
Operating, selling and general (7)(10)(11)	5 520	152	—	(21)	5 651
Transportation	471	42	—	—	513
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)	2 939	264	—	(378)	2 825
Accretion of asset retirement obligations	132	23	(155)	—	—
Exploration	160	17	—	—	177
Gain on disposal of assets (6)	(133)	(815)	—	(31)	(979)
Project start-up costs	48	—	—	—	48
Financing expenses (income) (5)(7)	146	18	155	(4)	315

	20 143	(299)	(18)	(434)	19 392

Earnings Before Income Taxes	2 357	1 081	—	434	3 872

Provisions for Income Taxes
Current	705	94	—	—	799
Deferred (13)	261	160	—	109	530

	966	254	—	109	1 329

Net Earnings from Continuing Operations	1 391	827	—	325	2 543
Net Earnings from Discontinued Operations	827	(827)	—	—	—

Net Earnings	2 218	—	—	325	2 543

Other Comprehensive Income (Loss)
Foreign currency translation adjustment (5)	(268)	—	51	1	(216)
Foreign currency translation adjustment relating to assets held for sale	44	—	(51)	—	(7)
Foreign currency translation reclassified to net earnings (6)	—	—	—	(4)	(4)
Cash flow hedges reclassified to net earnings	(1)	—	—	—	(1)
Actuarial loss on employee retirement benefit plans (10)(13)	—	—	—	(276)	(276)

Other Comprehensive Income (Loss)	(225)	—	—	(279)	(504)

Total Comprehensive Income	1 993	—	—	46	2 039

See footnotes starting on page 61.

             Suncor Energy Inc.
 060    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Explanation of Significant Adjustments

(1)
Represents amounts reported under Previous GAAP. Certain balances have been reclassified to conform to the presentation at December 31, 2010.

  Energy Supply and Trading Activities Income and Expenses have been reclassified to conform to net basis presentation adopted in the second quarter of 2011, with net amounts now recorded in Other Income (see note 5).

(2)
Certain assets held for sale reported as discontinued operations under Previous GAAP are not classified as such under IFRS.

(3)
Represents other presentation changes to comply with IFRS. A description of significant reclassifications is as follows:

•
Exploration and Evaluation assets reported within Property, Plant and Equipment under Previous GAAP are reflected as a separate line under IFRS.

•
Short-term debt instruments supported by a revolving credit facility with a separate lender are classified as Short-Term Debt under IFRS. These short-term debt instruments were classified as Long-Term Debt under Previous GAAP.

•
Liabilities encompassing significant uncertainty in timing or amount are reported as Provisions under IFRS. Under Previous GAAP, these liabilities were classified within Accounts Payable and Accrued Liabilities, and Accrued Liabilities and Other.

  There were no presentation changes made to the Consolidated Statements of Cash Flows.

(4)
Represents the impact on financial statements of transition to IFRS from Previous GAAP, except for presentation changes. The significant adjustments are described below, with the resulting impacts on income taxes described in paragraph (13).

(5)
Decommissioning and Restoration

Under Previous GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate, while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the credit-adjusted risk-free rate that exists at the balance sheet date.

In accordance with IFRS 1, the company elected to remeasure its decommissioning and restoration costs at the Transition Date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation, depletion and amortization under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Property, plant and equipment, net	—	(657)
Liabilities associated with assets held for sale	—	27
Provisions	—	257
Foreign currency translation	—	1
Retained earnings	—	(942)
Depreciation, depletion, amortization and impairment	(10)	(30)
Financing expenses (income)	(4)	(14)
Foreign currency translation adjustment	—	1

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    061

(6)
Dispositions

The net carrying values of disposed properties have been adjusted to reflect their respective IFRS adjustments, resulting in revised gains or losses upon disposal of the assets. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Liabilities associated with assets held for sale	—	(16)
Provisions	—	(11)
Foreign currency translation	—	(4)
Retained earnings	—	31
Gain on disposal of assets	(17)	(31)
Foreign currency translation adjustment relating to assets held for sale	(1)	—
Foreign currency translation reclassified to net earnings	1	(4)

(7)
Leases

In accordance with IFRS 1, the company elected to evaluate whether certain arrangements contain a lease based on the facts and circumstances existing at the Transition Date. Pursuant to such evaluation, the company has accounted for certain arrangements as finance leases under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Plant, property and equipment, net	—	102
Long-term debt	—	142
Retained earnings	—	(40)
Depreciation, depletion, amortization and impairment	2	5
Operating, selling and general	(5)	(11)
Financing expenses (income)	3	10

(8)
Derecognition of Assets

Under Previous GAAP, carrying amounts of property, plant and equipment assets were derecognized when no future economic benefits were expected from their use. Under IFRS, this derecognition of assets occurs at the component level. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Property, plant and equipment, net	—	(120)
Retained earnings	—	(120)
Depreciation, depletion, amortization and impairment	5	7

             Suncor Energy Inc.
 062    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(9)
Fair Value as Deemed Cost

The company has applied the IFRS 1 election to record certain assets of property, plant and equipment at fair value on the Transition Date. The exemption has been applied to refinery assets located in Eastern Canada and certain natural gas assets in Western Canada. When estimating fair value, market information for similar assets was used, and where market information was not available, management relied on internally generated cash flow models using discount rates specific to the asset and long-term forecasts of commodity prices and refining margins. The aggregate of these fair values was $1.370 billion, resulting in a reduction of the carrying amount of property, plant and equipment of $906 million as at January 1, 2010. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Assets held for sale	—	(21)
Property, plant and equipment, net	—	(525)
Retained earnings	—	(546)
Depreciation, depletion, amortization and impairment	(257)	(360)

(10)
Employee Benefits

Under Previous GAAP, unamortized actuarial gains and losses in respect of the company's defined benefit pension plans were recognized into earnings over the expected average remaining service life of employees. In accordance with IFRS 1, the company has elected to recognize all cumulative actuarial gains and losses directly in Retained Earnings at the Transition Date. Under IFRS, actuarial gains and losses incurred in the period are recorded in Other Comprehensive Income and then transferred directly to Retained Earnings.

Under Previous GAAP, the expense recognition period for other post-retirement benefit plans began on the employee's date of hire. Under IFRS, this period now commences when the employee reaches 45 years of age, the point at which the employee first starts accruing benefits under these plans.

The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Other long-term liabilities	—	379
Retained earnings	—	(379)
Operating, selling and general	(11)	(21)
Actuarial loss on defined benefit pension plans	(79)	(370)

(11)
Share-Based Compensation

Under Previous GAAP, the company recorded obligations for cash-settled share-based compensation plans using the intrinsic value method. Under IFRS, obligations for these same plans are recorded as a liability using the fair value method. For equity-settled share-based compensation plans, the company accrues the cost of employee stock options over the

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    063

vesting period using the graded method of amortization rather than the straight-line method, which the company used under Previous GAAP. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Accounts payable and accrued liabilities	—	101
Other long-term liabilities	—	27
Contributed surplus	—	5
Retained earnings	—	(133)
Operating, selling and general	21	7

(12)
Foreign Exchange

In accordance with IFRS 1, the company elected at the Transition Date to transfer all foreign currency translation differences in respect of foreign operations that arose prior to the Transition Date to Retained Earnings. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Foreign currency translation	—	248
Retained earnings	—	(248)

(13)
Income Taxes

The company recognized deferred income taxes primarily in respect of the above changes. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Sept 30, 2010	As at and for the nine months ended Sept 30, 2010

Property, plant and equipment, net	—	(26)
Liabilities associated with assets held for sale	—	(5)
Deferred income taxes (liability)	—	(567)
Retained earnings	—	546
Deferred income taxes (expense)	67	109
Actuarial loss on defined benefit pension plans	20	94

(14)
Earnings per Common Share

Under Previous GAAP, the dilutive impact of options with tandem stock appreciation rights or cash payment alternatives was not included in the calculation of diluted earnings per share. Under IFRS, these awards are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period.

             Suncor Energy Inc.
 064    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The impact on the net earnings amount used in the calculation of diluted earnings per share for the three and nine months ended September 30, 2010 can be seen in note 11.

(15)
In addition to the IFRS 1 elections described in this note, the company has also applied the following elections:

•
Business combinations and acquisitions of interests in associates and joint ventures that occurred prior to the Transition Date were not restated in accordance with IFRS. An impairment test of associated goodwill was performed as at the Transition Date and no impairment losses were identified.

•
Borrowing costs capitalized for qualifying projects prior to the Transition Date were not restated for the specific measurement rules required by IFRS.

5. ENERGY SUPPLY AND TRADING ACTIVITIES

During the second quarter of 2011, the company completed a review of its energy supply and trading activities. It was determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these contracts, will now be recognized and recorded on a net basis in Other Income.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

Change in Consolidated Statements of Comprehensive Income

($ millions, increase /(decrease))	Three months ended September 30, 2010	Nine months ended September 30, 2010

Energy supply and trading activities income	(1 119)	(2 050)
Other income	(45)	51
Energy supply and trading activities expenses	(1 164)	(1 999)
Net earnings	—	—

6. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

In the first quarter of 2011, the company combined its International and Offshore and Natural Gas segments into one new segment, Exploration and Production. All prior periods have been reclassified to conform to these segment definitions.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    065

	Three months ended September 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	2 096	1 729	1 490	1 464	7 427	5 140	21	—	11 034	8 333
Intersegment revenues	1 208	709	52	200	5	55	(1 265)	(964)	—	—
Less: Royalties	(237)	(290)	(303)	(326)	—	—	—	—	(540)	(616)

Operating revenues, net of royalties	3 067	2 148	1 239	1 338	7 432	5 195	(1 244)	(964)	10 494	7 717
Other income	19	113	11	—	23	(11)	131	(147)	184	(45)

	3 086	2 261	1 250	1 338	7 455	5 184	(1 113)	(1 111)	10 678	7 672

Expenses
Purchases of crude oil and products	268	226	135	—	6 123	4 258	(1 239)	(1 009)	5 287	3 475
Operating, selling and general	1 178	1 066	154	231	492	554	(10)	70	1 814	1 921
Transportation	91	63	26	73	59	50	6	(8)	182	178
Depreciation, depletion, amortization and impairment	337	294	360	526	112	112	25	15	834	947
Exploration	1	1	16	78	—	—	—	—	17	79
Gain on disposal of assets	—	—	(56)	(546)	(1)	(16)	—	—	(57)	(562)
Project start-up costs	59	21	—	—	—	—	—	—	59	21
Financing expenses (income)	19	30	(6)	27	(7)	3	603	(150)	609	(90)

	1 953	1 701	629	389	6 778	4 961	(615)	(1 082)	8 745	5 969

Earnings (Loss) Before Income Taxes	1 133	560	621	949	677	223	(498)	(29)	1 933	1 703
Income taxes	296	147	201	268	198	64	(49)	—	646	479

Net Earnings (Loss)	837	413	420	681	479	159	(449)	(29)	1 287	1 224

Total Assets ($ millions)	Sept 30 2011	Dec 31 2010

Oil Sands	40 813	39 382
Exploration and Production	14 102	15 899
Refining and Marketing	13 094	11 292
Corporate, Energy Trading and Eliminations	3 672	2 034

Total	71 681	68 607

             Suncor Energy Inc.
 066    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Nine months ended September 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	6 376	4 981	4 462	4 648	19 928	14 994	47	25	30 813	24 648
Intersegment revenues	3 099	1 877	418	616	145	206	(3 662)	(2 699)	—	—
Less: Royalties	(521)	(542)	(1 032)	(1 085)	—	—	—	—	(1 553)	(1 627)

Operating revenues, net of royalties	8 954	6 316	3 848	4 179	20 073	15 200	(3 615)	(2 674)	29 260	23 021
Other income	26	418	(4)	1	67	19	304	(195)	393	243

	8 980	6 734	3 844	4 180	20 140	15 219	(3 311)	(2 869)	29 653	23 264

Expenses
Purchases of crude oil and products	1 191	728	441	163	16 128	12 527	(3 582)	(2 576)	14 178	10 842
Operating, selling and general	3 751	3 267	574	664	1 572	1 602	142	118	6 039	5 651
Transportation	265	203	86	191	172	143	2	(24)	525	513
Depreciation, depletion, amortization and impairment	982	1 002	1 561	1 448	326	326	60	49	2 929	2 825
Exploration	49	6	57	171	—	—	—	—	106	177
Loss (gain) on disposal of assets	106	11	40	(972)	(11)	(19)	(1)	1	134	(979)
Project start-up costs	142	45	—	3	—	—	—	—	142	48
Financing expenses (income)	55	82	44	48	(2)	4	483	181	580	315

	6 541	5 344	2 803	1 716	18 185	14 583	(2 896)	(2 251)	24 633	19 392

Earnings (Loss) Before Income Taxes	2 439	1 390	1 041	2 464	1 955	636	(415)	(618)	5 020	3 872
Income taxes	626	354	1 019	912	536	184	(38)	(121)	2 143	1 329

Net Earnings (Loss)	1 813	1 036	22	1 552	1 419	452	(377)	(497)	2 877	2 543

7. ASSET IMPAIRMENT

In the second quarter of 2011, the company recognized impairment losses of $514 million related to Libyan assets in its Exploration and Production business.

The recoverable amount was determined using value-in-use methodology. The company used an expected cash flow approach based on 2010 year-end reserves data updated for current price forecasts, with three scenarios representing i) resumption of normal operations after one year, ii) resumption of normal operations after two years, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The two scenarios where the company resumes production incorporate rebuilding costs.

The remaining carrying value of the company's net assets in Libya at September 30, 2011 is approximately $400 million.

The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million) in the Consolidated Balance Sheets.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    067

8. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense in the Consolidated Statements of Comprehensive Income.

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Share-based compensation expense for equity-settled plans	20	11	81	36
Share-based compensation expense (recovery) for cash-settled plans	(276)	99	(165)	36

Total share-based compensation expense (recovery)	(256)	110	(84)	72

9. NORMAL COURSE ISSUER BID

In the third quarter of 2011, the company announced a Normal Course Issuer Bid to purchase for cancellation up to $500 million of its common shares between September 6, 2011 and September 5, 2012. During the quarter, the company purchased 5.0 million common shares for total consideration of $141 million. Of the amount paid, $65 million was charged to share capital and $76 million to retained earnings.

At September 30, 2011, the company recorded a liability of $125 million for share purchases that may take place during its internal trading blackout period under an automatic share repurchase agreement with an independent broker. Of the liability recognized, $61 million was charged to share capital and $64 million to retained earnings.

10. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Interest on debt	153	174	485	531
Capitalized interest	(150)	(65)	(402)	(203)

Interest expense	3	109	83	328
Accretion of liabilities	39	45	122	141
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	610	(252)	362	(136)
Other foreign exchange loss (gain)	(43)	8	13	(18)

Total financing expenses (income)	609	(90)	580	315

             Suncor Energy Inc.
 068    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Net earnings	1 287	1 224	2 877	2 543
Dilutive impact of accounting for awards as equity-settled (1)	(84)	—	(98)	(43)

Net earnings — diluted	1 203	1 224	2 779	2 500

(millions of common shares)
Weighted-average number of common shares	1 573	1 563	1 572	1 562
Dilutive securities:
Effect of share options	9	11	12	14

Weighted-average number of diluted common shares	1 582	1 574	1 584	1 576

(dollars per common share)
Basic earnings per share	0.82	0.78	1.83	1.63
Diluted earnings per share	0.76	0.78	1.75	1.59

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three and nine months ended September 30, 2011 and for the nine months ended September 30, 2010.

12. ASSETS HELD FOR SALE

During 2011 and 2010, the company divested certain non-core assets as part of its strategic alignment.

In the first quarter of 2011, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £90 million (Cdn$140 million). In the second quarter of 2011, the company completed the sale of certain non-core assets located in northern Alberta and northeast British Columbia for net proceeds of $92 million.

In the third quarter of 2011, the company completed the sale of certain non-core assets in northern Alberta for net proceeds of $72 million.

The Company had no assets or liabilities classified as assets held for sale at September 30, 2011.

The assets and liabilities classified as held for sale at December 31, 2010 were as follows:

($ millions)	December 31 2010

Assets
Current assets	98
Property, plant and equipment, net	635
Exploration and evaluation	29

Total assets	762

Liabilities
Current liabilities	98
Provisions	311
Deferred income taxes	177

Total liabilities	586

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    069

During 2010, the company completed the sale of a number of non-core North American oil and gas properties for net proceeds of approximately $1.7 billion. The company also completed the disposition of certain international operations, including its shares in Petro-Canada Netherlands BV, assets in Trinidad and Tobago, and certain U.K. offshore assets, for net proceeds of approximately $900 million.

13. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing
($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At January 1, 2010	3 019	182	166	66	3 433
Amortization	—	—	—	(11)	(11)

At December 31, 2010	3 019	182	166	55	3 422
Derecognition of goodwill (note 15)	(267)	(8)	—	—	(275)
Amortization	—	—	—	(8)	(8)

At September 30, 2011	2 752	174	166	47	3 139

14. INCOME TAXES

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Provision for (recovery of) income taxes:
Current:
Canada	44	34	84	50
Foreign	195	267	737	749
Deferred:
Canada	417	223	1 091	574
Foreign	(10)	(45)	231	(44)

Total provision for income taxes	646	479	2 143	1 329

In March 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, in the first quarter of 2011 the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

15. JOINT VENTURE WITH TOTAL

In March 2011, Suncor closed the previously announced transaction to enter into a joint venture with Total E&P Canada Ltd. (Total). The two companies plan to develop the Fort Hills and Joslyn oil sands mining projects together with the other project partners, and restart the construction of the Voyageur upgrader.

As a result of this transaction, Suncor acquired a 36.75% interest in Joslyn for consideration of $842 million after closing adjustments. Total acquired a 49% interest in Voyageur, a 19.2% increase in its interest in Fort Hills (reducing Suncor's interest from 60% to 40.8%), and rights to proprietary mining technology, for cash consideration of $2.662 billion after closing adjustments.

Overall, Suncor recognized a loss of $112 million related to the disposition of its interests in Voyageur and Fort Hills and the technology sale. The loss included the derecognition of $267 million of goodwill associated with the disposed interests in Fort Hills and Voyageur.

             Suncor Energy Inc.
 070    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.3 Unaudited Consolidated Financial Statements for the Third Quarter ended September 30, 2011